Advisory: TransAlta second quarter 2007 results and conference call

CALGARY, Alberta (July 16, 2007) – TransAlta Corporation (TSX: TA; NYSE: TAC) will release its second quarter 2007 results before market open on Friday, July 27, 2007.

Beginning in the second quarter TransAlta’s Generation business gross margin discussion will be reported along regional lines including western Canada, eastern Canada and International which includes the U.S. and Australia. The new gross margin discussion better captures the regional market dynamics of TransAlta’s operations. Previously the company had reported Generation results based on contract type. For comparative purposes, the company has made five quarters of historic gross margin analysis available on its website under TAC quarterly reports.

On Friday, July 27 at 9:00 a.m. Mountain (11:00 a.m. Eastern) TransAlta will host a conference call and webcast for analysts, members of the media and other interested parties. The media will be invited to ask questions following analysts and investors.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:
For local Calgary participants – (403) 232-6311
For local Toronto participants – (416) 883-0139
Toll-free North American participants – 1-888-458-1598
Participant pass code –  26326#

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-877-653-0545 with TransAlta pass code 506615#. A transcript will be posted on TransAlta’s website approximately one day after the conference call.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media Inquiries: Michael Lawrence Senior Advisor Media Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com	Investor Inquiries: Jennifer Pierce Director, Investor Relations Phone: (403) 267-7622 Email: investor_relations@transalta.com